FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG ANNOUNCES THE LAUNCH OF APPROXIMATELY €350 MILLION RIGHTS OFFERING MAINTAINING SHAREHOLDERS’ PREFERENTIAL SUBSCRIPTION RIGHTS AS PART OF ITS TRANSFORMATION PLAN

Subscription ratio: 3 new shares for 1 existing share

Subscription price: €0.66 per new share

Subscription period: 14 January 2016 to 27 January 2016 inclusive

Paris, France – 13 January 2016

CGG announced on 5 November 2015 the implementation of a new step of its Transformation Plan, aiming at transforming CGG from a seismic acquisition company into an integrated geosciences group. To fund such Plan, CGG launches today a capital increase via an offering of preferential subscription rights to existing shareholders, for a gross amount of approximately €350 million.

The net proceeds of the issuance will be used to reinforce the shareholders’ equity of CGG and improve its liquidity as it finances its Transformation Plan. The net proceeds will therefore be used principally to cover the shortfall in the consolidated net working capital of CGG of approximately U.S.$175 million for 2016 and, secondly, to finance its activities, which will permit CGG to reduce its reliance on drawings under the Group’s revolving credit facilities.

Commenting on this transaction, Mr. Jean-Georges Malcor, Chief Executive Officer, noted: “This capital increase of €350 million will be entirely dedicated to financing the transformation of CGG and will allow the company to complete its strategic positioning in order to serve even better our clients and our shareholders and to propose an attractive future to our employees”.

Each shareholder of CGG will receive one preferential subscription right for every share it holds as of the close of trading on 13 January 2016. The subscription price for the new shares has been set at €0.66 per share (nominal value of €0.40 and issue premium of €0.26) on the basis of 3 new shares for 1 existing share. The subscription price represents a 71.55% discount to the closing price (€2.32) of the Company’s shares on 11 January 2016 and a 38.60% discount to the theoretical ex-right price (TERP).

Bpifrance, which holds 7.04% of CGG’s share capital, and IFP Energies Nouvelles, which holds 3.58% of CGG’s share capital, have undertaken to exercise together all of their rights on an irreducible basis, representing 10.62% of the CGG’s share capital. Bpifrance and IFP Energies Nouvelles may terminate their undertakings up to the end of the rights exercise period under circumstances similar to those pursuant to which the joint global coordinators and joint bookrunners, on behalf of the managers, can terminate their underwriting agreement.

On January 12, 2016, Total S.A. undertook to subscribe, strictly if necessary, for new shares that may remain unsubscribed at the end of the rights exercise period, up to a maximum amount of €35 million. This undertaking may be terminated up to and including the date of delivery of the new shares under circumstances similar to those pursuant to which the joint global coordinators and joint bookrunners, on behalf of the managers, can terminate their underwriting agreement.

The subscription period for the new shares will run from 14 January 2016 to 27 January 2016 inclusive. During this period, the preferential subscription rights will be listed and traded on the regulated market of Euronext Paris. The Record Date to be entitled to the preferential subscription rights is 13 January 2016.

Settlement and delivery and start of trading on Euronext Paris (Segment A) of the new shares will take place on 5 February 2016. The new shares, which will carry dividend rights and will entitle their holders to any dividends declared by the Company from the date of issue, will be fully fungible with the Company’s existing shares and will be traded under the same ISIN code as the Company’s existing shares.

A French language prospectus including (i) the reference document (document de référence) of CGG filed with the Autorité des marchés financiers (AMF) on 13 April 2015 under n° D.15-0330, (ii) the update of the reference document filed with the AMF on 8 January 2016 under n° D.15-0330-A01, and (iii) a securities notes (note d’opération) (which includes the summary of the prospectus) filed with the AMF, which received visa n° 16-021 dated 12 January 2016 is available free of charge from the company (Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris) as well as on the websites of the AMF (www.amf-france.org) and the company (www.cgg.com).

CGG draws the public’s attention to the risk factors included in pages 64 to 77 of the reference document, pages 29 to 35 of the update of the reference document and in chapter 2 of the securities note (note d’opération).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations

Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cgg.com	E-mail: invrelparis@cgg.com

Disclaimer

This press release and the information contained herein do not constitute either an offer to sell or the solicitation of an offer to purchase the CGG securities.

European Economic Area

The offer is open to the public in France.

With respect to each Member State of the European Economic Area other than France which has implemented the Prospectus Directive (the “Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring a publication of a prospectus in any Member State. As a result, the preferential subscription rights, the new shares or other securities of CGG may only be offered in Member States:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive; or

(b)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision (i) the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State which has implemented the Prospectus Directive (as defined below) means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

These selling restrictions with respect to Member States apply in addition to any other selling restrictions which may be applicable in the Member States who have implemented the Prospectus Directive.

United Kingdom

This document does not contain or constitute an invitation, inducement or solicitation to invest. This press release is directed only at and is for distribution only to persons who (i) are outside the United Kingdom, (ii) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”), (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order or (iv) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of the Financial Services and Markets Act 2000) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated (all such persons in (i), (ii), (iii) and (iv) together being referred to as “Relevant Persons”).

This press release is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this press release relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This press release is not a prospectus which has been approved by the Financial Conduct Authority or any other United Kingdom regulatory authority for the purposes of Section 85 of the Financial Services and Markets Act 2000.

United States

This document does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933, as amended. CGG does not intend to register any portion of the proposed offering in the United States or to conduct a public offering in the United States.

Canada, Australia and Japan

The new shares and the preferential subscription rights may not be offered, sold or purchased in Canada (subject to certain exceptions and pursuant to procedures set out by the Company), Australia or Japan.

Forward-looking statements

This press release includes information about the objectives of the Group and forward-looking statements. These statements are sometimes identified by the use of the future tense or conditional mood, as well as terms such as “estimate”, “believe”, “have the objective of”, “intend to”, “expect”, “result in”, “should” and other similar expressions. It should be noted that the realization of these objectives and forward-looking statements is dependent on the circumstances and facts that arise in the future. Forward-looking statements and information about objectives may be affected by known and unknown risks, uncertainties and other factors that may significantly alter the future results, performance and accomplishments planned or expected by the Company. These factors may include changes in the economic and commercial situation, regulations and the factors described in CGG annual report on Form 20-F for the financial year ended 31 December 2014 filed with the Securities and Exchange Commission (the “SEC”) on 13 April 2015 and which may be obtained on the website of the SEC (www.sec.gov) and CGG (www.cgg.com).

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 13th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO